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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Rustech Brewing Company, LLC
Legal status of issuer:

    Form: limited liability company

    Jurisdiction of Incorporation/Organization: Minnesota
    Date of organization): April 13, 2017

Physical address of issuer: 6328 68th St. NE / Monticello, Minnesota 55362
Website of issuer: https://rustechbrewing.com

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 %

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: Convertible Promissory Notes
Target number of securities to be offered: 50,000
Price (or method for determining price): face value
Target offering amount: 50,000
Oversubscriptions accepted: ☐ Yes ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): 124,000
Deadline to reach the target offering amount: 180 days from filing date

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not
           required to respond unless the form displays a currently valid OMB control number.
         1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 14

Total Assets:	Most recent fiscal year-end: _____	Prior fiscal year-end: 237,349.00
Cash & Cash Equivalents:	Most recent fiscal year-end: 35,841.11	Prior fiscal year-end: _____
Accounts Receivable:	Most recent fiscal year-end: 742.00	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 18,500.00
Long-term Debt:	Most recent fiscal year-end: 780,293.93	Prior fiscal year-end: _____
Revenues/Sales	Most recent fiscal year-end: 384,213.00	Prior fiscal year-end: 297,560.00
Cost of Goods Sold:	Most recent fiscal year-end: 65,010.00	Prior fiscal year-end: 60,865.00
Taxes Paid:	Most recent fiscal year-end: 18,979.00	Prior fiscal year-end: 14,088.00
Net Income:	Most recent fiscal year-end: (20,561.00)	Prior fiscal year-end: (38,924.00)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Rustech Brewing Company, LLC
(Issuer)
By
/s/ William Burt Co-Founder and CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ William Burt
(Signature)
Co-Founder and CEO
(Title)
December 7th, 2022
(Date)

THE COMPANY

1. Name of issuer: <u>Rustech Brewing Company, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
William Burt	membership interests	30% %
Penny Burt	membership interests	30% %
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _William Burt_____Dates of Service: __4/13/2017 - Present_____
Principal Occupation: ___Manager_____ _____
Employer: _____ Dates of Service: _____
Employer's principal business: _____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: ___CEO_____ Dates of Service:__4/13/2017 - Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _____ _____ _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Name: _Penny Burt_____Dates of Service: __4/13/2017 - Present_____
Principal Occupation: ___Manager_____
Employer: _____ Dates of Service: _____
Employer's principal business: _____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: ___President_____ Dates of Service:__4/13/2017 - Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __William Burt_____

Title: ____CEO_____ Dates of Service: 4/13/2017 – Present_____

Responsibilities: _General oversight and management of issuer's business operations_____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Name: __Penny Burt_____

Title: ____President_____ Dates of Service: 4/13/2017 – Present_____

Responsibilities: _General oversight and management of issuer's business operations_____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

RUSTECH BREWING COMPANY, LLC
NOTE REGARDING FORWARD LOOKING STATEMENTS

THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.

THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.



RUSTECH BREWING BUSINESS SUMMARY
11/2022

Founders



Penny and Bill Burt have been married for 20 years and have lived in Monticello, MN for the past 10 years.

Bill is a Certified LabVIEW Architect (software developer) with a passion to develop advanced software control for Filtration and breweries. Bill is also the head brewer and CEO.

Bill works full time at Donaldson Company Inc. as a Senior Software Engineer for the past 7 years developing the most complex process control processes in MN.

Penny is a Homemaker living at home and the president of Rustech brewery and manages the taproom of the brewery.

James our sons is in the Military.

PRODUCTS

- BLUE POLAR – Blueberry Cream Ale
- JAVAMEL – Caramel Coffee Cream Ale
- Sweet Inferno - Raspberry Habanero Wheat
- FIVE FURLOUGH - Brown Ale
- HAZERY – Double Dry Hopped Hazy IPA













RUSTECH BREWING
BLUE POLAR
RUSTECH BREWING
JAVAMEL
Caramel Coffee Cream Ale
RUSTECH BREWING
Sweet Inferno
RUSTECH BREWING
5
FURLOUGH
BROWN ALE
Monticello MN
RUSTECH BREWING
HAZERY
HAZY IPA
MONTICELLO MN

GROWTH OPPORTUNITIES

EXPAND BREWHOUSE

- ADD MORE TANKS
- UPGRADE KEG WASHER
- ADD CANNING LINE
- ADD BARREL AGE PROCESS



EXPAND DISTRIBUTION

- Grow sales in liquor stores



HISTORICAL REVENUE

	January	February	March	April	May	June	July	August	September	October	November	December
YR 2018 Gross Sales					$7,755.41	$21,128.08	$19,030.30	$17,844.87	$16,104.37	$18,999.31	$23,323.62	$24,099.43
YR 2019 Gross Sales	$18,733.36	$20,663.90	$28,011.97	$22,294.08	$30,590.20	$28,472.62	$24,636.74	$24,551.77	$22,384.23	$21,206.37	$24,694.25	$21,446.42
YR 2020 Gross Sales	$19,968.10	$23,367.67	$23,725.85	$20,654.85	$25,728.20	$34,723.70	$36,227.54	$35,527.10	$27,645.43	$28,993.27	$18,969.49	$20,754.63
YR 2021 Gross Sales	$20,186.20	$21,040.22	$27,602.80	$31,975.23	$34,037.48	$31,858.08	$38,516.56	$34,653.97	$33,643.37	$35,194.75	$22,867.59	$26,317.00
YR 2022 Gross Sales	$23,026.17	$23,327.83	$28,008.24	$27,274.34	$28,002.63	$35,203.98	$33,471.46	$25,990.67	$33,669.99	$35,171.67	$10,612.92	



INVESTMENT OPPORTUNITY

- Our first funding round was used for start-up costs and building build out.

- This second round will be use for increased capacity, canning line, upgrade of keg washer and help to restructure debt.

- We are Seeking $124,000 in convertible notes to Rustech Brewing Company LLC.



THANK YOU

Thank you for taking your time to review and we hope you will help us get to the next level of growth.





BUSINESS PLAN

Original - 7/23/2017
Updated 11/13/2022

Rev M

Rustech Brewing Company LLC
Monticello MN

Bill Burt & Penny Burt

FOUNDERS and OWNERS

Penny and Bill Burt have been married for 20 years and have lived in Monticello, MN for the past 10 years.

Bill is a Certified LabVIEW Architect (software developer) with a passion to develop advanced software control for Filtration and breweries.

Bill works full time at Donaldson Company Inc. as a Senior Software Engineer for the past 7 years developing the most complex process control processes in MN.

Penny is a Homemaker living at home and manages the taproom of the brewery. James our sons is in the Army National Guard.

The Burt's are both home brewers with +7 years' experience and are very excited about the growth of Monticello.

Phone: 612-414-9437

Bill.Burt@RustechBrewing.Com
Penny.Burt@RustechBrewing.Com

.

CONFIDENTIAL

This corporate overview is being furnished on a confidential basis solely to a limited number of prospective investors and may not be used for any other purpose. Any reproduction or distribution of this corporate overview, in whole or in part, or the disclosure of its contents, without the prior written consent of the company, is prohibited.

This corporate overview does not purport to contain all of the information necessary to evaluate an investment in the company and it is understood that each investor will make his, her or its own independent investigation into the merits and risks of investing in the company and arrive at an independent evaluation of such investment.

Certain statements made in this corporate overview contain "forward-looking statements." Investors should not rely on forward-looking statements in our corporate overview. Such forward-looking statements are subject to risks, uncertainties and other factors, many of which are beyond the control of the company, which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward- looking statements. As a result, all such forward-looking statements are qualified by this cautionary statement and there can be no assurance that the actual results or developments anticipated by the company and its management will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the company. Actual results could differ materially from the results contemplated by these forward looking statements due to a number of factors. The company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These statements include those relating to future events, performance and/or achievements. Nothing contained in this corporate overview is, or should be relied upon as, a promise or representation as to the future.

Table of Contents

Executive Summary

Rustech Brewing Company is a newly formed brewery to bring patrons a warm and inviting experience. We have opened a 5 barrel brewery with a taproom and Brew hall is located on the Northern border of Wright County in the city of Monticello, MN.

Initial revenue for the brewery came from sales of beer, however, a substantial proportion of the revenue will likely come from off premise distribution once the brewery has established itself as a popular destination with a quality product. As the business grows and brand recognition increases, we plan to expand the brewing capacity and the number of dark ales in our brewing arsenal along with IPAs, Amber and a few light Ales. Rustech Brewing Company opened in early 2018.

Rustech Brewing Company plans to quickly expand with dark beers, IPA's and light ales, all of which are lacking in Monticello MN via offsite keg sales and onsite taproom offerings. By offering malt-focused, smoother drinking dark rich and ales, our core offerings will bring balance to the overpopulation of American IPA hop-focused ales, while still offering hop forward beers to satisfy hops.

The opportunity we have is to capitalize on an emerging market where there are only a few local breweries. We will have high quality craft beers that will quench the thirst of craft beer enthusiasts and pique the interest of everyone else.

Rustech Brewing Company plans to solve the craft void in this market place by providing locally crafted ales to bars, clubs, taverns, pubs and restaurants within Monticello. The opportunity we have is to capitalize on an emerging market where there are only a few local breweries. We have high quality craft beers that will quench the thirst of craft beer enthusiasts and pique the interest of everyone else.

Our goal is to develop a competitive edge in the Minnesota microbrewery market, Rustech Brewing Company intends to brew quality beers at all times. We realize the importance of working with our customers to ensure our beer is stored and served in the best quality possible. In addition to quality control measures, Rustech Brewing Company will keep our customers intrigued by providing seasonal beers, small batch series beers, and new releases based on classic styles, but with our own interpretations.

The bulk of our business comes from the Taproom, Growlers, Crowlers and kegged beer sales (at future point). New beers will be launched on weekly or bi-weekly. The key to our next growth is self-distribution and Pre-packaged Pizzas.

We will produce beer in kegs for wholesale to the licensed liquor retail market. We plan to have a sales and marketing staff that market the company's products and be personally responsible for acquiring local retail accounts. The company is committed to bring to patrons the beer they deserve, never sacrificing quality for profits. We seek to be the next symbol of American culture, to give back to the community, and most importantly, those working to provide the public with this vision. The culture of the company will be one of brewing not of greed. We will reach these goals by inspiring a culture of pride and satisfaction in our work place, creating top-quality products, and responding to the needs of our team members, community, and environment. Bill Burt will continue to work at his current work place and work the weekends and after hours at the brewery. Penny Burt will be a full time employee of brewery.

Business Objectives

The primary objectives of this business plan for our Microbrewery and Taproom are:

- During the 3rd year begin canning or bottling for distribution. This has been pushed off until we get more tanks and a canning line.
- Have high rates for customer satisfaction and repeat business.
- Steampunk look and feel with gears and pulleys.

Start-up Summary

The SBA loan was used towards the lease on Hwy 25. It is an old mattress building with 2000 Sq. Ft of space. Projected layout and color scheme below. Interior design will be a steampunk look at feel displaying gears and pulleys. Bringing patrons an exciting and inviting experience. This a previous drawing, below is current pictures.


RUSTECH BREWING


60 Feet
47 seats
BT1
FV1
FV2
FV3
FV4
HLT Tank
BOIL Tank
MASH Tank
MILL Room
80in X 53in
Book Shelf
CHILLER?
BOILER

New Layout


RUSTECH BREWING COMPANY
<<< Current Brewery <<<<<<   >>> Expansion >>>>>>
Womans Bathroom
Mens Bathroom
New Bathroom
Office
Fire Place Area
Chiller
(New) Walk in Cooler
Band Stage

Start up costs

Use Of Proceeds

SOURCES		USES	
Bank Vista	260,000	Construction/Lease	125,000
City of Monticello	75,000	Equipment	93,403
Owner Equity	30,000	***Total Direct Costs***	**218,403**
		Working Capital	100,000
		Payment reserve	50,000
		Closing Costs	16,597
		Total Indirect Costs	**166,597**
Total	**385,000**	**Total**	**385,000**

Legal Form/ Company Ownership/Legal Entity

Rustech Brewing Company is formed as an LLC operated by Bill and Penny Burt.

Mission Statement

We will infuse ales into the rapidly expanding craft brew scene of Monticello, using modern technology and industrial advances to serve world class beer to discerning drinkers. Our brews will primarily be Amber styles, Wheat Styles, IPA, Hazy IPAs, Stout styles and Sours offerings as well to round out our portfolio.

CRAFT BEER FOR THE PEOPLE

Our Brewery plan includes opening a 5 BBL Brew house and onsite tamp house with at least four core offerings as well as rotating seasonal/special-release offerings in the taproom, and seasonal holiday and summer releases for keg customers. We have (20) -taps to give a variety of beers at any given time, and tasting flights are highly encouraged.

BREWED IN MONTICELLO

100% of the beer will be produced on site, focusing exclusively on keg and tasting room sales and distributed to fine eating and drinking establishments within the Minnesota Area. Canning will be implemented after the first two years of operation, we currently are not canning on 12/16oz cans, we need canning line and more tanks.

Keys to Success

Location! Location! Location! One of the main keys to success for this brewery is the planned location. The location is right off I-94 in Monticello making it easy for customers to stop in and pick up their favorite growler of beer. We plan to bring success back to the local downtown area to help grow Monticello!

Description of Business



City Location

Monticello is located close to the center of Minnesota, in Wright County. Monticello has 8.94 square miles of land area and has no water area. As of 2010-2014, the total Monticello population is 12,974, which has grown 64.90% since 2000.

The population growth rate is much higher than the state average rate of 9.44% and is much higher than the national average rate of 11.61%.

Monticello median household income is $73,151 in 2010-2014 and has grown by 61.18% since 2000. The income growth rate is much higher than the state average rate of 29.12% and is much higher than the national average rate of 27.36%. Monticello median house value is $168,100 in 2010-2014 and has grown by 29.11% since 2000. The house value growth rate is much lower than the state average rate of 51.31% and is much lower than the national average rate of 46.91%. As a reference, the national Consumer Price Index (CPI) inflation rate for the same period is 26.63%. On average, the public school district that covers Monticello is better than the state average in quality.

BREWERY LOCATION

Brewery plans to lease an existing industrial building in the Broadway neighborhood of Monticello that is primed to be outfitted for not only a production brewery, but also a warm and cozy traditional rustic-styled taproom that will initially be responsible for ~70% of our revenue, and will serve as a launch pad for our brand to grow our customer base.

EASY TRANSPORTATION
The brewery is right off highway 94 in Monticello MN. There are (2) off ramps to the proposed location.

CUSTOMER BASE

The Microbrewery and taproom will be right in the center of growing Monticello, MN located off Hwy 25 with great visibility of brewery.

ECONOMY

In anticipation of rapid population growth, Monticello created a comprehensive growth plan in 1996. A new high school was constructed in 1999. A new highway interchange was completed in 2006 on the east end of town, allowing residents full access to Interstate 94 from Wright County Road 18. Since 2002, many retail outlets have been constructed, including a Wal-Mart Supercenter, a Super Target store, a Muller Family Movie Theatre, a new bowling alley, the Home Depot, Marshalls, Applebee's, Taco John's, Arby's, and have recently added an Aldi and a Goodwill.
This planned growth has also brought new auto dealerships, hotels, and industrial development.

Monticello continues to attract new construction and business opportunities including a new Mills Fleet Farm store is planned for 2017.

BREWERY INTERIOR

The Brewery tasting room will be a carefully designed space for beer drinkers to enjoy our craft beer offerings. The Taproom will hold at least 47 customers and be gently illuminated by exposed bulbs and warm lighting. The Brewhall holds up to 80 customers. The Entire brew house will be visible when entering the taproom.

SEATING
Seating is a combination of bar seating and epoxy wooden tables.
The space has been crafted so that guests experience the rustic style pub warmth, while showcasing the brewery.

ACOUSTICS
Ambient music will be provided by a distributed, high-quality sound system and acoustics will be designed to allow for comfortable conversation and to keep the ambiance cozy and warm.

TABLES

We built the tables to save thousands of dollars.

Hours of Operation

Monday: Closed
Tuesday: 4:00pm - 9:00pm
Wednesday: 4:00pm - 9:00pm
Thursday: 4:00pm - 9:00pm
Friday: 3:00pm - 10:00pm
Saturday: 12:00pm - 10:00pm
Sunday: 12pm - 6:00pm

Signature Line

Our Signature Line of beers is below. We have expanded with Fruit, Hazy IPA and Dark beer as our style of choice and also have lager and light beers.



- IPA
- Coffee Stout
- Stouts
- Amber Ale
- Light Ale
- Wheat
- Sours

Manufacturing

Suppliers

Our Suppliers for Malts will be from BSG Company and we will be selecting a hop company.

Plan to Reuse and Re-Purpose Waste Products

One of our commitments at the brewery is to reuse and re-purpose as much as we can. Spent barley or spent grain is one of our largest waste products, and we have found them to be a fantastic source of nutrient to farms. We will donate our spent barley or spent grains to a local farm for feed animals.

BREWHOUSE

Where

All production will be onsite using a state-of-the-art 5 BBL Brew house, which allows up to 750 BBL annually. We will focus on 380 BBL for the 1st year with profits of $38,000 per month.

The second year we will increase production to 500 BBL annually increasing revenue to $50,000 per month as begin canning/bottling.

All production will be onsite using a state-of-the-art 5 BBL Brew house, which allows up to 750 BBL annually.	5 BBL system	# of Brews a week	# of weeks brewing a year	Barrels	Pints	Total Pints	Cost per Pint	Total Yearly profit	Monthly Profit
A 5 BBL system x 3 brews a week x 50 weeks = 750 BBL annually	5	3	50	750	240	180000	5	$900,000.00	$75,000.00
A 5 BBL system x 2 brews a week x 50 weeks = 500 BBL annually	5	2	50	500	240	120000	5	$600,000.00	$50,000.00
A 5 BBL system x 2 brews a week x 38 weeks = 380 BBL annually	5	2	38	380	240	91200	5	$456,000.00	$38,000.00
A 5 BBL system x 1 brews a week x 50 weeks = 250 BBL annually	5	1	50	250	240	60000	5	$300,000.00	$25,000.00

How

All beers will be produced in accordance with proprietary recipes. All employees with access to said proprietary information will sign a non-disclosure before getting access to the information. Our legal representative will draft a standard nondisclosure and it will be added to the standard issue employment contract.

Management

Bill and Penny will be the head of operations of the brewery and taproom.

Marketing

Competition

The closest Competition is Lupulin which is expanding constantly and Nordic Brewpub. Rustech Brewing Company will promote visiting Lupulin and Nordic brewpub and we hope they will do the same. We would encourage visiting other breweries like Hayes Brewpub.

Pricing

Pricing for growlers, kegs and pints will differ per style and ABU content.

Advertising and Promotion

Advertising with Facebook, Twitter, google and other platforms.

Strategy and Implementation

- There is an approximate 6-month period waiting for Liquor license. *Completed.*
- Immediately following licensing, the 5 BBL system will go into production for Growlers and Taproom. *Completed*
- We will be brewing for 2 months for opening day. *Opened.*
- Opening day is expected to be 2 months after building and Liquor license are completed and pass all city inspections. *Opened.*

Brew House





We would like to add more Fermentation and brite tanks to the empty area of the brewhouse area. This will allow for more capacity to can more beer. We would also like to purchase small canning machine to can 12/16 oz cans. We currently only can crowlers.

Financials

Below is the last 5 years

	January	February	March	April	May	June	July	August	September	October	November	December
YR 2018 Gross Sales					$7,755.41	$21,128.08	$19,030.30	$17,844.87	$16,104.37	$18,999.31	$23,323.62	$24,099.43
YR 2019 Gross Sales	$18,733.36	$20,663.90	$28,011.97	$22,294.08	$30,590.20	$28,472.62	$24,636.74	$24,551.77	$22,384.23	$21,206.37	$24,694.25	$21,446.42
YR 2020 Gross Sales	$19,968.10	$23,367.67	$23,725.85	$20,654.85	$25,728.20	$34,723.70	$36,227.54	$35,527.10	$27,645.43	$28,993.27	$18,969.49	$20,754.63
YR 2021 Gross Sales	$20,186.20	$21,040.22	$27,602.80	$31,975.23	$34,037.48	$31,858.08	$38,516.56	$34,653.97	$33,643.37	$35,194.75	$22,867.59	$26,317.00
YR 2022 Gross Sales	$23,026.17	$23,327.83	$28,008.24	$27,274.34	$28,002.63	$35,203.98	$33,471.46	$25,990.67	$33,669.99	$35,171.67	$10,612.92	





Resume

Bill Burt Owner - Resume

Senior Software Engineer, Donaldson Company

January 2013 – Current

- Developing the next generation test application to be used in field applications using RFID technology. Radio-Frequency Identification (RFID) is the use of radio waves to read and capture information stored on a tag attached to filter.
- Developed LabVIEW application for fuel water ingression bench that will be used onsite at Minnesota State University.
- Designed and developed Fuel additive bench application with LabVIEW Object-Oriented Programming.
- Developing Multipurpose Fuel Bench with Object-Oriented Programming. CAN Bus Communication to Unit under test.
- Developed Universal test system to accommodate future dust collection systems needing new test features utilizing TCP Protocol.
- Developed critical process control sequencer for Valves, pumps, VFD and other control equipment.
- Currently holding internal LabVIEW user group training sessions to train individuals looking to learn LabVIEW as a programming language.
- Developed PAMAS (API) driver with Web Service protocol - Simple Object Access Protocol (SOAP).

Brewery Software Automation Engineer | Certified LabVIEW Architect | Legendary Automation LLC

October 2016 – Current

- Software development for - PID critical process control for Valves, Pumps, VFD.
- Completed Software expansion package for Lupulin Brewing Company.
- Software temperature control of Fermentation tanks.
- Software development for Temperature and Pressure control of Bright-Serving Tanks.
- Developed Software control for transfer temperature control from Boil tank to Fermentation tanks.
- Developed software for Cold liquor level tank control.
- Complete software package for Brew control of HLT, Mash and Boil.
- Software development runs headless and wireless on any local PC.
- Tap Room Kiosk development.

Check List / Milestone

- Business Name Availability Check: **Completed**
- Business Registration: **In-Completed**
- Opening of Corporate Bank Accounts: **Completed 4/21**
- Securing Point of Sales (POS) Machines: **In-Completed**
- Opening Mobile Money Accounts: **In-Completed**
- Opening Online Payment Platforms: **In-Completed**
- Application and Obtaining Tax Payer's ID: **Completed**
- Application for business license and permit: **In-Completed**
- Purchase of Insurance for the Business: **In-Process**
- Renting of facility and remodeling the facility: **In-Process**
- Conducting Feasibility Studies: **In-Completed**
- Generating capital from family members: **In-Completed**
- Applications for Loan from the bank: **Completed**
- Writing of Business Plan: **Ongoing**
- Drafting of Employee's Handbook: **In-Completed**
- Drafting of Contract Documents and other relevant Legal Documents: **In-Completed**
- Design of The Company's Logo: **Completed**
- Graphic Designs and Printing of Packaging Marketing / Promotional Materials: **In-Completed**
- Recruitment of employees: **In-Process**
- Purchase of the Needed furniture, electronic appliances, office appliances and micro brewing equipment: **In-Completed**
- Creating Official Website for the Company: **Completed**
  - **http://rustechbrewing.com/**
- Creating Awareness for the business both online and around the airport facility: **In-Completed**
- Health and Safety and Fire Safety Arrangement (License): **In-Completed**
- Opening party / launching party planning: **In-Completed**
- Compilation of our list of products and detailed recipe: **In-Completed**
- Establishing business relationship with vendors – suppliers of all our needed raw materials: **In-Completed**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was incorporated on April 13, 2017. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. **There can be no assurance that the Company will be successful in implementing its business plan**.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Competition

Competition may adversely affect our operations and financial results: The craft brewing industry in Minnesota has experienced significant growth in recent years which has resulted in increased competition amongst beer drinkers. We will compete on the basis of location, atmosphere, beer quality, socials aspects of the guest experience, guest service and price. We will compete with other locally owned craft breweries. Many of our competitors are well established and have substantially greater financial, marketing and other resources than we do. If we are unable to effectively compete, our operations and financial results will be adversely affected.

Consumer Trends

Changes in consumer trends could negatively impact our results: We are dependent upon consumer trends with respect to tastes, alcohol consumption and discretionary spending priorities, all of which can shift rapidly. Any adverse change in consumer preferences, tastes or purchasing habits, or our inability to anticipate and effectively respond to such change, could adversely affect our business and financial results.

Demographics

Adverse changes in demographic or economic conditions or an adverse regulatory climate in the Twin Cities metropolitan area could have a material adverse effect on our business.

Increases in the cost of raw materials could materially adversely affect our financial results: The type, variety, quality and price of our beers will be subject to factors beyond our control, including weather, transportation costs, government regulation and seasonality, each of which may affect our materials costs or cause a disruption in supply. If we fail to anticipate and react to increases in materials costs by adjusting purchasing practices and prices, our cost of sales could increase and our financial results could be adversely affected.

Labor Costs

Increases in labor costs could adversely affect our financial results: Our success depends in part on our ability to attract, motivate and retain a sufficient number of qualified employees. Competition for qualified employees could require us to pay higher wages and benefits, which would result in higher labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our profitability would be reduced.

Regulatory Climate

We are subject to extensive government regulation: We are subject to extensive government regulation at the federal, state and local levels. These include, but are not limited to, regulations relating to the sale of alcoholic beverages and employee, health, sanitation, and safety matters. We will be required to obtain and maintain a variety of licenses, permits and approvals. Difficulty or failure in obtaining them could result in delaying or canceling the opening of the Brewery.

Risks Associated with this Offering and the Notes

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Notes, which may make it difficult for you to sell your Notes.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell the same, or the prices at which holders may be able to sell such Notes.

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

Colorado law provides for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated Notes of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated Notes of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Shareholders.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?
Equipment acquisition and working capital.

10. How does the issuer intend to use the proceeds of this offering?

RUSTECH BREWING COMPANY

Use of Offering Proceeds

	If Minimum Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$ 50,000	$ 124,000
Net Proceeds of Offering	$	$
	$ 50,000	$ 50,000
Working Capital, Accounting and audits		
Equipment		$ 74,000
More tanks, Equipment hook up and upgrade		
Total Use of Net Proceeds of Offering	$ 50,000	$ 124,000

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Rustech Brewing Company, LLC
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed offering of Convertible Promissory Notes for $124,000.00 by Rustech Brewing Company, LLC, a Minnesota limited liability company (the "Company"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Up to $124,000.00 of Convertible Promissory Notes (the "Notes")
Offering Price:	Face Value
Minimum Investment:	$1,000.00
Maximum Investment:	Pursuant to Regulation CF, each non-accredited investor in this Offering is limited to a maximum investment amount of between $2,500 and $124,000 based on your income and net worth. There is no maximum investment amount with respect to any accredited investors.
Minimum Offering:	$25,000.00
Capital Structure:	The Company has one class of Membership Interests. Up to $124,000.00 of Convertible Promissory Notes will be sold pursuant to this offering. Upon maturity, the Notes will be converted into membership interest units.
Special Perks:	The Notes shall provide for a five (5) year maturity date and an interest rate of six percent (6%). Upon the Maturity Date of the Notes, the Company shall have the option to convert the outstanding principal balance and accrued

interest thereon into Units of the Company's membership interests, with the number of Units to be issued upon conversion determined as of the Maturity Date and determined by a qualified business valuation expert.

Corporate Governance:

The Company is managed by a Board of Managers (the "Board"), and the day-to-day operations of the Company are performed by the officers appointed by the Board. The Board is comprised of two (2) Managers, elected by a majority of the outstanding Members. William Burt and Penny Burt are the Company's current Board of Managers.

Convertible Promissory Notes:

Ownership Interest

Assuming all Notes are converted into membership interests and based upon a current (pre-money) valuation of the Company of $1,270,000, the investors, as a group, will be purchasing up to 9.8% of all Units, depending on the total amount of Notes sold in this Offering. Each Member's pro rata percentage of Units, and therefore dividends, when and if authorized by the Board, will be calculated by dividing total Units owned by such Member by the total Units outstanding.

Voting Interest

Until such time at the Notes are converted into Units, the investors of the Company shall have no authority to vote on any matters.

Operating Agreement:

Prior to the closing of any sale of any Convertible Promissory Notes the Company will provide prospective investors with a copy of its Operating Agreement and Bylaws, which will incorporate the terms described herein in all material respects. In order to invest in the Company, you will be required to sign the Operating Agreement.

Restrictions on Transfer:

We will be offering the Convertible Promissory Notes pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Convertible Promissory

Notes will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. **You will not be able to re-sell or transfer your Convertible Promissory Notes except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.**

In addition, any transfer of Convertible Promissory Notes will need to comply with the transfer restrictions that will be contained within Article VI of the Company's Operating Agreement. These restrictions specify that save and except for transfers to existing members of the Company, the Company and the other members, respectively, have the right to purchase the membership interest units of a member subject to certain events of transfer as specified within Sections 8.3 (voluntary transfer). Section 8.3 of the Operating Agreement specifies how the Fair Market Value of membership interest units subject to transfer is determined, and Section 8.5 specifies the manner in which payment is to be made. The Operating Agreement will include additional detail on these transfer restrictions.

14. Do the securities offered have voting rights? ☐ Yes   ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes   ☐ No

Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

RUSTECH BREWING COMPANY, LLC
CAPITALIZATION

William Burt	41.50%	$207,500.00
Penny Burt	41.50%	$207,500.00
David V. Duccini	2.50%	$12,500.00
Kurt Fasen	2%	$10,000.00
Robert Stratman	2%	$10,000.00
Jacob Wasmund	2%	$10,000.00
Scott Smeja	2%	$10,000.00
Rick Ryan	1.50%	$7,500.00
Chad Hinz	1%	$5,000.00
Joseph R. Muller	1%	$5,000.00
Wes Olmschenk	1%	$5,000.00
Glenn Skuta	1%	$2,500.00
Jeff Kosel	0.50%	$2,500.00
Greg Gutzwiller	0.50%	$2,500.00
Jon Morphew	0.50%	$2,500.00
	100%	**$500,000.00**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was arbitrarily determined.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement

24. Describe the material terms of any indebtedness of the issuer:
See Liabilities and Equity section of attached Balance Sheet

25. What other exempt offerings has the issuer conducted within the past three years? :

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes   ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The Company currently owns its business location under a "Contract to DeedŤ; it was purchased for

$479K with $40K down.ă The Company has a 5BBL brew house onsite running with complex proprietary software which controls the brewhouse and all fermenters, brite tank and other processes.ă The Company has a keg washer and two crowler cans seamers, no delivery vehicles at this time, and inventories of grain and hops are kept low for freshness.ă See attached financials for historical data.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

ATTESTATION

I, William Burt, confirm that the financials attached hereto have been reviewed by me and my team. I confirm that these historic financials attached hereto are accurate to the best of my knowledge.

DocuSigned by:
William Burt
12385609C15B4C5...

William Burt, CEO

Rustech Brewing Company LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$35,841.11
Accounts Receivable	
Accounts Receivable (A/R)	2,820.00
Total Accounts Receivable	**$2,820.00**
Other Current Assets	$2,210.00
Total Current Assets	**$40,871.11**
Fixed Assets	
Accumulated Amortization	-9,590.00
Accumulated Depreciation	-163,451.00
Building	383,200.00
Equipment	161,866.96
Land	95,800.00
Leasehold Improvements	129,448.01
Startup Costs	39,231.16
Total Fixed Assets	**$636,505.13**
TOTAL ASSETS	**$677,376.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$3,128.61
Long-Term Liabilities	
Bldg - Contract For Deed	426,328.52
N/P - EDA	66,319.64
N/P - Forward Financing	15,441.91
N/P - On Deck	39,032.24
N/P - SBA	191,855.36
N/P - Square Loan	41,316.26
N/P PPP Loan Proceeds	0.00
Total Long-Term Liabilities	**$780,293.93**
Total Liabilities	**$783,422.54**
Equity	$ -106,046.30
TOTAL LIABILITIES AND EQUITY	**$677,376.24**

Rustech Brewing Company LLC

Profit and Loss
January - December 2021

	TOTAL
Income	$386,290.80
Cost of Goods Sold	$65,010.55
GROSS PROFIT	$321,280.25
Expenses	$388,006.60
NET OPERATING INCOME	$ -66,726.35
Other Income	
Other Income - PPP Loan Proceeds	37,000.00
Rental Income	11,243.32
Total Other Income	$48,243.32
NET OTHER INCOME	$48,243.32
NET INCOME	$ -18,483.03

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

   (i)   in connection with the purchase or sale of any security? ☐ Yes   ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? ☐ Yes   ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:
         (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No
         (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No
         (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL DOCUMENTS

1.   **ARTICLES OF ORGANIZATION**

2.   **OPERATING AGREEMENT**

3.   **FORM OF CONVERTIBLE PROMISSORY NOTE**

Articles of Organization

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by **incfile**.com

Office of the Minnesota Secretary of State
Certificate of Organization

    I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name:	RUSTECH BREWING COMPANY LLC
File Number:	945910300020
Minnesota Statutes, Chapter:	322C
This certificate has been issued on:	04/13/2017



Steve Simon
Secretary of State
State of Minnesota

Office of the Minnesota Secretary of State
Minnesota Limited Liability Company/Articles of Organization
Minnesota Statutes, Chapter 322C



The individual(s) listed below who is (are each) 18 years of age or older, hereby adopt(s) the following Articles of Organization:

ARTICLE 1 - LIMITED LIABILITY COMPANY NAME:

RUSTECH BREWING COMPANY LLC

ARTICLE 2 - REGISTERED OFFICE AND AGENT(S), IF ANY AT THAT OFFICE:

Name   Address:

**LEGALINC CORPORATE
SERVICES INC**

**3800 AMERICAN BLVD W STE 1500 #300-030 BLOOMINGTON
MN 55431 USA**

ARTICLE 3 - DURATION: **PERPETUAL**

ARTICLE 4 - ORGANIZERS:

Name: Address:

MARSHA SIHA   **17350 STATE HWY 249 STE 220 HOUSTON
TX 77064 United States**

If you submit an attachment, it will be incorporated into this document. If the attachment conflicts with the information specifically set forth in this document, this document supersedes the data referenced in the attachment.

By typing my name, I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

SIGNED BY: **MARSHA SIHA**

MAILING ADDRESS: **None Provided**

EMAIL FOR OFFICIAL NOTICES: **EFILE1234@INCFILE.COM**



Work Item 945910300020
Original File Number 945910300020

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
04/13/2017 11:59 PM

Steve Simon
Secretary of State



Steve Simon

Office of Minnesota Secretary of State

STATE OF MINNESOTA

4/13/2017

Dear RUSTECH BREWING COMPANY LLC,

Thank you for your business filing with the Office of the Minnesota Secretary of State. Minnesota has a very robust and exciting business community, and our office looks forward to assisting you in the future.

I have included an additional business resource document below that would be a helpful reference for you.

I encourage you to stay connected to our Business Services division by subscribing to receive important announcements and updates. To receive the announcements and updates, visit our online subscribe page**.**

If our office can be of further assistance, please do not hesitate to contact our Business Services helpdesk at business.services@state.mn.us.

Sincerely,

Steve Simon

Steve Simon

Secretary of State
State of Minnesota

Business Services Information

From the Office of the Minnesota Secretary of State



Additional Actions and Contacts Now That You Have Completed Your Filing

There may be additional steps needed once your registration has been filed with our office. Please read the information provided below. If you have any questions, please contact our office at 651-296-2803, toll free: 1-877-551-6767, Minnesota Relay 711 or by email at: business.services@state.mn.us, or visit our website: www.sos.state.mn.us.

Assumed Name: If you filed a Certificate of Assumed Name or an Amended Certificate of Assumed Name, you must publish it in a "legal newspaper" in the county in which the business is located. You can get a list of those newspapers on our website under Business & Liens, Start a Business, Legal newspapers, and List of Legal Newspapers. You must publish the text of the Certificate or Amended Certificate in two consecutive issues (two days in a row if the newspaper is daily; two weeks in a row if the newspaper is weekly). Your assumed name filing may be invalid if you do not complete this step. Contact the newspaper for further instructions on how to get this published. After publication, the newspaper will provide an affidavit of publication which you should retain in your business records.

In addition, you must file an annual renewal once every calendar year, beginning in the calendar year following your original filing with the Secretary of State. Your Assumed Name will expire if you fail to file your annual renewal. If your Assumed Name has expired, you may get it reinstated (if the name is still available) by filing a renewal for the current year and paying a fee.

Corporation, Co-op, LLC, LLP or LP: If you filed a Minnesota, Foreign Business, or Non-Profit Corporation, or a Cooperative, Limited Liability Company, Limited Liability Partnership or Limited Partnership, you must file an annual renewal once every calendar year, beginning in the calendar year following your original filing with the Secretary of State. Your entity will be "statutorily dissolved" (no longer be recognized as existing in Minnesota) if you fail to file your annual renewal. If your entity has been statutorily dissolved, you may have it retroactively reinstated (as long as the name is still available) by filing a renewal for the current year and paying a fee.

Name Reservation: If you filed a Name Reservation, it is valid for twelve months from the date of filing. You may renew it each year for twelve more months by filing another Name Reservation form and paying a fee prior to the date it expires. If your Name Reservation has expired, you may renew it (as long as the name is still available) by filing another Name Reservation form and paying a fee.

Trademark: If you filed a Trademark registration, it is valid for 10 years. You may renew it for another 10 years by filing a renewal form and paying a fee during the 6 months prior to the date it expires.

Agricultural Land: Entities that own, lease, or have any financial interest in agricultural land or land capable of being farmed must register with the Department of Agriculture.

Online Services are available with the Office of the Secretary of State. Order business certificates, business copies, or file business filings online using credit card for payment. Visit our website: www.sos.state.mn.us



The Office of the Secretary of State does not provide legal or business advice. This information is presented as a convenience for our customers. The Office does not guarantee the services provided by the listed organizations. This page does not list all requirements for a newly registered business. Please consult your own legal or business advisor for information and advice about your own situation.

TAX ID NUMBERS, LICENSING & OTHER BUSINESS RESOURCES

INTERNAL REVENUE SERVICE
For Employer ID# Form: 1-800-829-3676
Tel. Assistance for Businesses: 1-800-829-4933
Tel. Assistance for Tax Exempt Organizations:
1-877-829-5500
Website: www.irs.gov

DEPARTMENT OF REVENUE
General Info: 651-296-6181
State Tax ID Info: 651-282-5225
or 1-800-657-3605
Website: www.revenue.state.mn.us

DEPARTMENT OF LABOR & INDUSTRY
Worker's Comp & General Info: 651-284-5000
Contractor License Info: 651-284-5034
Website: www.doli.state.mn.us

DEPARTMENT OF COMMERCE
Licensing of Banks, Credit Unions, Insurance, Real Estate,
Securities, etc. Phone: 651-539-1500
Website: www.commerce.state.mn.us

DEPARTMENT OF EMPLOYMENT &
ECONOMIC DEVELOPMENT (DEED)
MN Unemployment Insurance Program & Unemployment
Insurance Employer Account Info: 651-296-6141
Website: www.uimn.org

SMALL BUSINESS ASSISTANCE
Publishes "A Guide to Starting a Business in MN"
Phone: 651-556-8425 or 1-800-310-8323
Website: www.mnsbao.com

AFRICAN DEVELOPMENT CENTER OF MINNESOTA - A community assistance organization.
Phone: 612-333-4772 Website: www.adcminnesota.org

J.J. HILL BUSINESS LIBRARY - Phone: 1-800-700-HILL, Website: www.biztoolkit.org

LATINO ECONOMIC DEVELOPMENT CENTER - A community assistance organization.
Phone: 612-724-5332 E-mail: info@ledc-mn.org; Website: www.ledc-mn.org

LEGAL CORPS - Volunteer lawyers for micro-businesses and nonprofits.
Phone: 1-888-454-5267 or 612-752-6678 Website: www.legalcorps.org

MAP FOR NONPROFITS - Management assistance for nonprofits.
Phone: 651-647-1216; Website: www.mapfornonprofits.org

METROPOLITAN ECONOMIC DEVELOPMENT ASSOCIATION (MEDA) - Helps entrepreneurs of
color succeed.
Phone: 612-332-6332; Email: info@meda.net; Website: www.meda.net

MINNESOTA ATTORNEY GENERAL - Nonprofit and charitable trust information.
Phone: 651-296-6196 or 1-800-657-3787 Website: www.ag.state.mn.us.

MINNESOTA COUNCIL OF NONPROFITS - How to start a nonprofit workshops and handbook.
Phone: 651-642-1904; Website: www.minnesotanonprofits.org.

MINNESOTA STATE LEGISLATURE - Statutes, laws and rules. Website: www.leg.state.mn.us

SERVICE CORPS OF RETIRED EXECUTIVES (SCORE) - Counselors to America's small business
providing free business advice. Phone: 952-938-4570; Website: www.score.org

SMALL BUSINESS ASSISTANCE - Division of the Minnesota Department of Employment & Economic
Development (DEED), which publishes "A Guide to Starting a Business in Minnesota" and maintains a
directory of license and permit information. Phone: 651-556-8425 or 1-800-310-8323; Website:
www.mnsbao.com

UNITED STATES COPYRIGHT OFFICE - Phone: 202-707-3000; Website: www.copyright.gov

UNITED STATES PATENTS & TRADEMARKS - Phone: 1-800-786-9199; Website: www.uspto.gov

UNITED STATES POSTAL SERVICE - Phone: 612-349-3507; Website: www.usps.com

UNITED STATES SMALL BUSINESS ADMINISTRATION - Small business programs and services.
Phone: 1-800-827-5722; Website: www.sba.gov

VETERANS RESOURCE - Minnesota Department of Employment and Economic Development.
Website: http://www.positivelyminnesota.com/JobSeekers/Veterans/index.aspx

WOMEN VENTURE - A nonprofit economic development organization that helps women attain economic
self-sufficiency through the creation and growth of profitable and sustainable businesses.
Phone: 612-224-9540; Email: info@womenventure.org; Website: www.womenventure.org

This document is available in alternate formats for individuals with disabilities.

Revised : 02/13/2017

OPERATING AGREEMENT

OF

RUSTECH BREWING COMPANY LLC

A MINNESOTA LIMITED LIABILITY COMPANY

Dated as of May 5, 2017

TABLE OF CONTENTS

EXHIBIT A – Member Schedule

OPERATING AGREEMENT

OF

RUSTECH BREWING COMPANY LLC

THIS OPERATING AGREEMENT (this "Agreement") of **Rustech Brewing Company LLC**, a Minnesota limited liability company (the "Company"), dated effective as of May 5, 2017, is entered into by William Burt and Penny Burt and any other signing members to this Agreement (collectively, the "Members").

RECITALS:

      A.   Pursuant to the filing of the Articles of Organization of the Company with the office of the Minnesota Secretary of State, the Company was formed as a limited liability company in accordance with the Minnesota Limited Liability Company Act, codified in Chapter 322C of the Minnesota Revised Statutes, as the same may be amended from time to time (the "Act").

      B.   The Members desires to enter into a written agreement for the purpose of governing the affairs of the Company and the conduct of its business.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Company agree as follows:


ARTICLE I
DEFINED TERMS


      The terms used in this Agreement with their initial letters capitalized shall, unless the context otherwise requires, have the meanings specified in this ARTICLE I. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. Wherever used in this Agreement, unless another meaning is explicitly indicated by the context:

      "Act" means the Minnesota Revised Code Limited Liability Company Act, as it is defined in the recitals to this Agreement.

      "Agreement" means this Operating Agreement, as it may be amended or restated from time to time, including all exhibits hereto.

      "Articles of Organization" means the Articles of Organization of the Company filed in the Office of the Secretary of State of Minnesota, as amended from time to time in accordance with the terms hereof and the Act.

      "Board," "Board of Managers," and "Managers" all have the meaning set forth in SECTION 6.1(a) hereof.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of Minnesota.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations promulgated thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of the Code, as the same may be adopted.

"Fiscal Year" has the meaning given in SECTION 4.3.

"Gross Asset Value" with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except that the initial Gross Asset Value of any asset contributed by the Members to the Company shall be the gross fair market value of such asset, as determined by the Board of Managers; the Gross Asset Value of any property of the Company distributed to the Members shall be adjusted to equal the gross fair market value of such property on the date of distribution as determined by the Board of Managers; and the Gross Asset Values of assets of the Company shall be increased (or decreased) to the extent the Board of Managers determines that such adjustment is necessary or appropriate to comply with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv). The Board of Managers shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the Gross Asset Value of assets contributed in a single or integrated transaction among each separate property on a basis proportional to their fair market values.

"Indemnitee" means a person entitled to indemnification under the Act.

"Interest" means the Member's membership interest in the Company, which constitutes all of the Member's rights and interests in the Company in the Member's capacity as a Member, in each case subject to the provisions of this Agreement and the Act, including, but not limited to the Member's interest in the capital, income, gain, deductions, losses, and credits of the Company. Unless otherwise expressly separated, the Member's Interest includes the Member's transferable interest under the Act.

"Liquidating Event(s)" means those events described in SECTION 9.1 hereof which, upon their occurrence, will cause the Company to dissolve and its affairs to be wound up.

"Liquidator" means that Person (either elected by the Board or, in the event there are no remaining Managers, any Person elected by the Members) described in SECTION 9.2 hereof responsible for overseeing the winding up and dissolution of the Company.

"Net Income" means the net income that the Company generates with respect to a Fiscal Year, as determined for federal income tax purposes; provided, however, that such income (i) shall be increased by the amount of all income during such period that is exempt from federal income tax, and (ii) shall be decreased by the amount of all expenditures that the Company makes (including the Company's share of any such expenditure made by the Members) during such period that are not deductible for federal income tax purposes and that do not constitute capital expenditures. If the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704

1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other costs recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and the amount of gain or loss from a disposition of such asset shall be computed by reference to such Gross Asset Value or such adjusted Gross Asset Value. If the Gross Asset Value of an asset is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), the adjustment amount shall be treated as gain or loss from the disposition of the asset.

"Net Loss" means the net loss the Company generates with respect to a Fiscal Year, as determined for federal income tax purposes; provided, however, that such loss (i) shall be decreased by the amount of all income during such period that is exempt from federal income tax, and (ii) shall be increased by the amount of all expenditures that the Company makes (including the Company's share of any such expenditure made by the Members) during such period that are not deductible for federal income tax purposes and that do not constitute capital expenditures. If the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other cost recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704 1(b)(2)(iv)(g), and the amount of gain or loss from a disposition of such asset shall be computed by reference to such Gross Asset Value or such adjusted Gross Asset Value. If the Gross Asset Value of an asset is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), the adjustment amount shall be treated as gain or loss from the disposition of the asset.

"Offered Units" means (a) in the case of a Voluntary Transfer, the Units which are proposed to be Transferred by the Transferring Member to the Purchaser, as set forth in the Third Party Transfer Notice; (b) in the case of a Default Event that is an Involuntary Transfer, the Units of the Defaulting Member which are subject to the Involuntary Transfer; or (c) in the case of a Default Event that is a Change In Control, all of the Units of the Defaulting Member.

"Percentage Interest" means, with respect to each Member, such Member's percentage holding of the total outstanding Units as set forth on Exhibit A as of the date of determination.

"Person" means and includes any individual, partnership, joint venture, corporation, estate, trust, or other entity.

"Permitted Transferee" means, with respect to a Member:

(i)   his or her spouse;

(ii)   his or her parents, children, step children, grandchildren, step grandchildren, or siblings;

(iii)   any entity that is under the Control of the Member;

(iv)   if the Member is an entity, the shareholders, members, partners, or other equity owners of the Member;

(v)   if the Member is a joint tenancy with rights of survivorship, the other joint tenant (whether upon the death or prior to the death of the other joint tenant);

(vi)   a trust, if the primary beneficiary(ies) of the trust are any one or more of the Member and the Persons described in clauses (ii) and (iii) above and the trustee of such trust is the Member or a successor trustee upon the death of the Member; or

(vii)   if the Transferring Member is a trust described in clause (vi) above, any one or more "primary beneficiary(ies)" of such trust (determined as if the Person who transferred the Units to such trust was the Transferring Member). As used herein, the term "primary beneficiary(ies)" means the Person or Persons who are eligible at the time of the Transfer to receive distributions of income or principal from that trust on a current basis.

"Succeeding Members" has the meaning given in SECTION 8.4.

"Tax Matters Partner" has the meaning given in SECTION 4.4.

"Transfer" means any act by the Members (or the Member's executor, administrator, or personal representative) to sell, assign, transfer, offer to transfer, convey, or otherwise dispose of, encumber, pledge, convey, or hypothecate all or any part of his, her or its Interest.

"Transferring Member" has the meaning set forth in Section 8.3.

"Treasury Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time, and any successor provisions.

"Unit" has the meaning given in SECTION 3.2.

ARTICLE II
ORGANIZATIONAL MATTERS

SECTION 2.1.   Formation; Name. The Company was formed upon the execution and filing with the Secretary of State of the State of Minnesota of the Articles of Organization. This Agreement shall be effective as of the date hereof. The name of the Company shall be Rustech Brewing Company LLC, or such other name as the Board of Managers may from time to time hereafter designate in accordance herewith and the Act. The Board shall cause to be executed and filed such further certificates, notices, statements, or other instruments required by law for the operation of a limited liability company in all jurisdictions where the Company is required to or in which the Board desires that the Company qualify or be authorized to do business as a foreign limited liability company, or as otherwise necessary to carry out the purpose of this Agreement and the business of the Company.

SECTION 2.2.   Purpose of the Company. The purpose of the Company shall be to engage in any lawful business, act, or activity permitted by the Act. The Company shall possess and may exercise all of the powers and privileges granted by the Act, by any other law, or by this Agreement (if not prohibited by the Act), together with any powers incidental thereto, so far as

4

such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of the business purposes or activities of the Company.

SECTION 2.3.   Offices; Registered Agent. The principal office of the Company, and such additional offices as the Company may determine to establish, shall be located at such place or places inside or outside the State of Minnesota as the Board may designate from time to time. The registered office of the Company in the State of Minnesota is located at 6328 86th St. NE, Monticello, MN 55362. The registered office and registered agent of the Company in the state of Minnesota may be changed, from time to time, by the Members.

SECTION 2.4.   Term. The term of the Company commenced on the date its Articles of Organization were filed with the office of the Secretary of State of the State of Minnesota and shall continue until terminated in accordance with the terms of this Agreement or the Act.

SECTION 2.5.   Liability to Third Parties. The debts, obligations and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and no Member, Manager, or officer of the Company shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member or acting as a Manager or officer of the Company. Notwithstanding any provision of this Agreement to the contrary, the Members, at their sole and absolute discretion, may guarantee all or any portion of any debt, obligation, or liability of the Company; provided, however, that unless set forth herein to the contrary, such guaranty(ies) shall not be deemed a capital contribution to the Company.

ARTICLE III
CAPITAL; UNITS

SECTION 3.1.   Capital.

(a)   Initial Capital Contributions. The Members have contributed to the Company the monies or property set forth opposite the Member's name on attached EXHIBIT A as such Member's initial capital contribution to the Company.

(b)   Additional Capital Contributions. No additional capital contributions shall be required over and above those specifically referred to in SECTIONS 3.1(a). The Members may make additional contributions to the Company provided that such contributions are recorded in writing deposited in the Company's books and records.

(c)   Creditors. A creditor who makes a nonrecourse loan to the Company shall not have or acquire, at any time as a result of making the loan, any direct or indirect interest in the profits, capital or property of the Company other than as a creditor.

SECTION 3.2.   Units. Interests in the Company held by the Members shall be represented by "Units." Issuance of Additional Units. Additional members may be admitted to the Company as Members, and Units may be created and issued to those persons, upon the affirmative vote of the Board of Managers. Any admission of an additional member is effective only after such new member has executed a counterpart to or an agreement to be bound unconditionally to this Agreement.

ARTICLE IV
ALLOCATION OF NET INCOME AND NET LOSSES

SECTION 4.1.   General. All of the Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits for each Fiscal Year of the Company will be allocated to the Members.

SECTION 4.2.   Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions and other amounts as may be provided for herein, including records and accounts of all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

SECTION 4.3.   Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year (the "Fiscal Year").

SECTION 4.4.   Tax Matters Partner. William Burt shall act as the Tax Matters Partner for the Company (the "Tax Matters Partner") in accordance with the definition of "tax matters partner" set forth in Code Section 6231.

ARTICLE V
DISTRIBUTIONS

SECTION 5.1.   Distributions. Distributions will be made to the Members at the times and in the aggregate amounts determined by the Board of Managers. Notwithstanding any provision to the contrary contained in this Agreement, the Company will not make a distribution to the Members on account of the Member's Interest in the Company if such distribution would violate the Act or other applicable law.

ARTICLE VI
MANAGEMENT AND OPERATION OF THE COMPANY

SECTION 6.1.   Board of Managers.

(a)   General. Subject to the provisions of the Articles of Organization and this Agreement relating to actions required to be approved by the Members, the business and affairs of the Company shall be managed by or under the direction of the Board of Managers of the Company (the "Board of Managers" and each member thereof shall be referred to as a "Manager"). The members of the Board of Managers are hereby designated as "Managers" which has the meaning of "Governor" under the Act. The Managers must be natural persons but need not be Members, all as provided by the Act. The Board may delegate the day-to-day operations of the business of the Company to officers appointed pursuant to SECTION 6.2; provided however, the business and affairs of the Company shall be managed and all Company power shall be exercised under the ultimate direction of the Board.

(b)   Authority of Board of Managers. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be managed by or under the direction of the Board of Managers.

(c)   Number; Qualification; Term of Office; Vote. The Board shall consist of the number of persons, and shall be elected, as provided below:

(i)   Number of Managers. The Board shall consist of two (2) Managers unless or until this number is increased or decreased by the Members.

(ii)   Election of Managers. The Members shall select the Manager(s).

(iii)   Vacancies. All vacancies shall be filled by the Members.

(iv)   Action of Board. Any action of the Board shall require the affirmative vote of the majority of the Managers, unless otherwise specified herein.

(d)   Regular and Annual Meetings; Notice. Regular meetings of the Board of Managers shall be held at such time and at such place as the Board may from time to time prescribe. Notice of any regular meeting shall be provided to each Manager in the manner consistent with the notice requirements set forth in SECTION 6.1(e). The materials to be acted upon at the meeting shall be distributed to each Manager no later than two (2) days in advance of each meeting.

(e)   Special Meetings; Notice. Special meetings of the Board of Managers may be called by any Manager specifying the matter or matters appropriate for action at such a meeting that are proposed to be presented at the meeting. Any such meeting shall be held at such time and at such place, within or without the State of Minnesota. Notice of such meeting stating the date, time, and place thereof, as well as the principal purpose or purposes of the meeting, shall be given by mail, telephone, other electronic transmission, or personally. If by mail, such notice shall be given not less than five (5) days before the meeting; and if by telephone, other electronic transmission or personally, not less than two (2) days before the meeting. Notice of any meeting of the Board need not be given to a Manager, however, if waived by the Manager in writing before or after such meeting or if the Manager shall be present at the meeting, except when the Manager attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not called or convened in accordance with this Agreement.

(f)   Conference Communications. The Managers may participate in and hold meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in any such meeting will constitute presence in person at such meeting, except where a person participates in such meeting for the express purpose of objecting to the transaction of any business on the ground that such meeting is not called or convened in accordance with this Agreement.

(g)   Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting by written action signed by number of Managers who would be required to approve such an action at a meeting.

SECTION 6.2.   Officers.

(a)   General. The Board may, but need not, appoint one or more officers of the Company which may include, but shall not be limited to, chief executive officer, chief operating officer, president, one or more executive vice presidents or vice presidents, secretary, treasurer or chief financial officer, and such other officers as deemed necessary by the Board. The Board may delegate its day-to-day management responsibilities to any such officers, and such officers shall have the authority to contract for, negotiate on behalf of, and otherwise represent the interests of the Company as authorized by the Board of Managers. Each officer shall perform such duties and have such powers as the Board shall designate from time to time. Each officer shall hold office at the pleasure of the Board and until his or her successor shall have been duly elected and qualified, unless sooner removed. Any individual may hold any number of offices. Any offices created by the Board of Managers, unless it otherwise determines, shall have the comparative roles for such offices in a corporation.

ARTICLE VII
LIMITATION OF LIABILITY; INDEMNIFICATION

SECTION 7.1.   General.

(a)   Limitation of Liability. In accordance with the Act, no Person will be liable to the Company or its Members for any loss, damage, liability, or expense on account of any action taken or omitted to be taken by such Person as a Manager or Member, other than for: (i) breach of the duty of loyalty in contravention of this Agreement; (ii) a financial benefit received by the Member or Manager to which the Member or Manager is not entitled; (iii) a breach of a duty under the Act; (iv) intentional infliction of harm on the Company or a Member; or (v) an intentional violation of criminal law. If the Act is hereafter amended to authorize the further elimination or limitation of the liability of the Board and/or the Member then, without requiring any action by the Member, the liability the Board and/or the Member (as applicable) shall be further limited to the fullest extent permitted by the amended Act. Any repeal of this provision as a matter of law or any modification of this subpart by the Member shall be prospective only, and shall not adversely affect any limitation on the personal liability of the Members or Managers existing at the time of such repeal or modification.

(b)   Right to Indemnification and Advancement.   The Company shall indemnify and advance expenses to Managers, officers, and other Persons acting in their "official capacity" (as defined in the Act) with respect to "proceedings" or threatened "proceedings" (as defined in the Act) to the fullest extent required by the Act, provided that (a) such Person(s) (each an "Indemnitee") shall not have been indemnified by another organization for the same proceedings or threatened proceedings; and (b) the Indemnitee(s) acted in good faith (as defined in subparagraph (c) below).

(c)   Conduct of Indemnitees. An Indemnitee shall be deemed to have acted in "good faith" within the meaning of the Act if such person acted in reliance upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) the Board; (ii) another Member; (iii) one or more officers or employees of the Company; (iv) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (v) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

(d)   Additional Limitation on Indemnification.   Except as otherwise determined by the Board, the Company shall not be required to indemnify a Person or advance expenses in connection with a proceeding (or part thereof) covered by the Act if such proceeding (or part thereof) was commenced by such Person.

ARTICLE VIII
TRANSFER OF THE MEMBER'S INTEREST

SECTION 8.1.   General Restrictions on Transfers.   A Member may only Transfer Units in compliance with this Article 8. Any Transfer or attempted Transfer of all or any portion of a Member's Units that is not in compliance with this Article 8 shall be null and void and of no force or effect, and the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability, and damage that the Company and any of such indemnified Members may incur (including, without limitation, incremental tax liabilities, attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

SECTION 8.2.   Permitted Transfers.

(a)   Generally. The following Transfers (in each case, a "Permitted Transfer") shall be permitted and shall not trigger any of the Purchase Options described in Section 8.3:

(i)   Transfers of Units by any Member to one or more of such Member's Permitted Transferees;

(ii)   Transfers of Units by a Member to another Member; or

(iii)   Transfers of Units by a Member to the Company.

9

(b)　　Restrictions on Future Transfers.　Following any Permitted Transfer, the rights, restrictions, and obligations contained in this Article 8 shall continue to be applicable to the Units as such restrictions, rights, and obligations were applicable prior to such Permitted Transfer.

SECTION 8.3.　　Voluntary Transfers.　No Member may make any voluntary Transfer of his, her, or its Units to a third party without complying with the provisions of this Section 8.3 (other than a Permitted Transfer as set forth in Section 8.2).

(a)　　Right of First Offer in Favor of Other Members.　Any Member who desires to exit the Company or sell a portion of his, her, or its Units (a "Transferring Member") must first offer such Member's Units to the other Members.　Promptly following the Transferring Member's notification to the other Members that the Transferring Member desires to make a voluntary Transfer, the parties shall negotiate the purchase price and payment terms for the Offered Units for up to thirty (30) days.　The other Members shall have the option, but not the obligation, during such 30-day period, to purchase all, but not less than all of the Offered Units for the mutually agreed upon purchase price and payments terms.　Each Member may purchase up to the amount of Offered Units equal to the product of the number of Offered Units multiplied by such Member's Percentage Interest.　To exercise his, her, or its purchase option, a Member shall deliver written notice to the Transferring Member and the Company.　If any Member does not purchase the full amount of the Offered Units that such Member is entitled to purchase, then the other Members may purchase the excess; provided, however, that in no event shall the process extend beyond 45 total days from the first offer.　For purposes of clarification, if the Transferring Member is a Member, then he, she, or it shall not have any purchase option rights under this Section and the Percentage Interest(s) of the other Members shall be calculated exclusive of the Percentage Interest of the Transferring Member.　Upon expiration of the option period described above (or if the parties have not agreed upon the purchase price during the 30-day negotiation period), if enough Members have not exercised their options to purchase all of the Offered Units, then any partial acceptance shall be void and of no effect, and the Transferring Member may then, for a period of ninety (90) days, offer the Offered Units to an independent, third-party purchaser, subject to the conditions of Section 8.3.

SECTION 8.4.　　Death.　Upon the death of the Member, the successors, heirs, devisees, legal representatives, guardians or assigns, as the case may be, of the deceased Member (the "Succeeding Members") shall succeed to the Units of the deceased Member and each shall be considered a Member of the Company. Notwithstanding anything in this Agreement to the contrary, the Succeeding Members shall be bound by this Agreement as if original signatories hereto and shall execute a written agreement, in form and substance satisfactory to the Board, to be bound by this Agreement.

SECTION 8.5.　　Closing Procedures.　The closing of a purchase or sale of Units pursuant to this Agreement shall take place within thirty (30) days following the expiration of the applicable option period.　The closing shall take place at any location as is mutually agreed upon by the parties.　At the closing, the selling party shall deliver to the purchasing party, in exchange for payment of the purchase price, a full and complete assignment of the Units to be purchased and sold, together with any other documents as may be reasonably required to transfer full and complete title to the Units to the purchasing party, in form reasonably satisfactory to the purchasing party. The selling party shall warrant that the selling party has good title to, the right to possession of and the right to sell the Units and that the Units are transferred to the purchasing party free and clear of all pledges, liens, encumbrances, charges, proxies, restrictions, options, transfers and other adverse claims, except those as have been imposed by this Agreement. Each selling party shall further warrant that the selling party will indemnify and hold harmless the purchasing party for all costs, expenses and fees incurred in defending the title to and/or the right to possession of such Units.

ARTICLE IX
DISSOLUTION AND LIQUIDATION

SECTION 9.1. <u>Dissolution</u>. The Company shall be dissolved upon the happening of any of the following events (each, a "<u>Liquidating Event</u>"):

        (a)   upon the election of the Board of Managers; or

        (b)   any event occurs which, under the laws of the State of Minnesota and in spite of the terms of this Agreement, shall cause the dissolution of the Company.

No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity, or adjudication of incompetency of the Members shall cause the dissolution of the Company.

SECTION 9.2. <u>Winding Up</u>.

        (a)   Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets (subject to the provisions of SECTION 9.2(b) below), and satisfying the claims of its creditors and Members. The Members shall not take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Members, or any Person elected by the Members (the "<u>Liquidator</u>"), shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and assets and the Company assets shall be liquidated as promptly as is consistent with obtaining the fair market value thereof, and the proceeds therefrom shall be applied and distributed in accordance with ARTICLE V hereof.

        (b)   Notwithstanding the provisions of SECTION 9.2(a) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to the Member as creditor) and/or distribute to the Members, in lieu of cash and in accordance with the provisions of SECTION 9.2(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such assets at such time. The Liquidator shall determine the fair market value of any asset distributed in kind using such reasonable method of valuation as it may adopt.

(c)   As part of the liquidation and winding up of the Company, the Liquidator may sell Company assets only with the consent of the Board of Managers (if any Managers remain), and solely on an "arm's-length" basis, at the best price and on the best terms and conditions as the Liquidator in good faith believes are reasonably available at the time.

(d)   The Board of Managers shall not receive any additional compensation for any services performed pursuant to this ARTICLE IX, but shall be reimbursed for any expenses incurred on behalf of the Company.

SECTION 9.3.   Documentation of Liquidation. Upon the completion of the liquidation of the Company cash and assets as provided in SECTION 9.2 hereof, the Company shall be terminated, the Articles of Organization and all qualifications of the Company as a foreign limited liability company in other jurisdictions shall be terminated, and such other actions as may be necessary to terminate the Company shall be taken. The Liquidator shall have the authority to execute and record any and all documents or instruments required to effect the dissolution, liquidation, and termination of the Company.

SECTION 9.4.   Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to SECTION 9.2 hereof in order to minimize any losses otherwise attendant upon such winding up.

SECTION 9.5.   Liability of the Liquidator. The Liquidator shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs, damages, and causes of action of any nature whatsoever arising out of or incidental to the Liquidator's taking of any action authorized under or within the scope of this Agreement; provided, however, that the Liquidator shall not be entitled to indemnification and shall not be held harmless, where the claim, demand, liability, cost, damage, or cause of action at issue arises out of:

(i)   a matter entirely unrelated to the Liquidator's action or conduct pursuant to the provisions of this Agreement; or

(ii)   the proven willful misconduct or gross negligence of the Liquidator.

ARTICLE X
MISCELLANEOUS

SECTION 10.1. <u>Governing Law</u>. This Agreement shall be construed in accordance with and governed by the laws of the State of Minnesota, without regard to the principles of conflicts of law. The laws of the State of Minnesota shall be applied in construing the Agreement.

SECTION 10.2. <u>Waiver of Jury Trial</u>. THE COMPANY AND THE MEMBERS HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 10.3. <u>Amendments and Waivers</u>. This Agreement may not be modified, altered, supplemented, or amended (by merger, repeal, or otherwise) except pursuant to a written agreement executed and delivered by the Members.

SECTION 10.4. <u>Notices</u>. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by private courier, or by United States mail. Notices delivered by mail shall be deemed delivered five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand, by facsimile, or by private carrier shall be deemed given on the business day following receipt (unless such day is a Saturday, Sunday or national holiday, in which case such notice shall be deemed given on the next business day); provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices to the Company shall be delivered to the following address and all notices to the Members shall be delivered to the address set forth on <u>EXHIBIT A</u> (or at such other address for a party as shall be specified by like notice, except that notices after giving of which there is a designated period within which to perform an act and notices of changes of address shall be effective only upon receipt):

See <u>Exhibit A</u>.

Notices of change of address shall be effective only when given in accordance with this SECTION 10.4.

SECTION 10.5. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof, except for contracts and agreements referred herein.

SECTION 10.6. <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible within a reasonable period of time.

SECTION 10.7. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.8. Headings; Exhibits. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All exhibits and annexes attached hereto are incorporated in and made a part of this Agreement as if set forth in full herein.

SECTION 10.9. Successors and Assigns. This Agreement shall be binding upon the transferees, successors, assigns, and legal representatives of the parties to this Agreement.

SECTION 10.10. Preparation of Agreement. This Agreement was prepared by Winthrop & Weinstine, P.A. as legal counsel for the Company, who does not represent the Members individually. Each party has consulted with and has been represented by legal counsel of its own choice in connection with the meaning, interpretation, negotiation, drafting, and effect of this Agreement. The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

SECTION 10.11. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Any references in this Agreement to "including" shall be deemed to mean "including without limitation."

SECTION 10.12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.

SECTION 10.13. Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

SECTION 10.14. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respects, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Members have caused this Operating Agreement to be executed as of the day and year first written above.

MEMBERS:

WILLIAM BURT

Signed:_____

PENNY BURT

Signed:_____

EXHIBIT A

MEMBER CAPITAL CONTRIBUTION, UNITS, AND INTEREST PERCENTAGE

Name and Address	Initial Capital Contribution	Units	Interest Percentage
William Burt 6328 86TH St. NE Monticello, MN 55362	$25,000	25,000	50.0000%
Penny Burt 6328 86TH St. NE Monticello, MN 55362	$25,000	25,000	50.0000%
TOTAL:	$50,000.00	50,000	100.0000%

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NO SALE OR DISPOSITION HEREOF MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SUCH ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN APPLICABLE EXEMPTION THEREFROM. THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF ARE SUBJECT TO ANY AND ALL RESTRICTIONS ON TRANSFER SET FORTH IN THE GOVERNING DOCUMENTS OF RUSTECH BREWING COMPANY, LLC, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, COPIES OF WHICH ARE ON FILE IN THE OFFICE OF RUSTECH BREWING COMPANY, LLC (AS THE SAME MAY BE FURTHER AMENDED AND/OR RESTATED FROM TIME TO TIME).

CONVERTIBLE PROMISSORY NOTE

$__________________ ____________________, 2022

Monticello, Minnesota

For value received, **Rustech Brewing Company, LLC** a Minnesota limited liability company (the "Company"), promises to pay to ______________________ (the "Holder"), the principal sum of ____ and No/100ths Dollars ($____________________). Interest shall accrue from the date of this Convertible Note on the outstanding and unpaid principal amount at a rate equal to six percent (6%) per annum, compounded annually.

1. Maturity. Unless converted as provided in Section 2, this Convertible Note will automatically mature and be due and payable on ___________________, 2027 (the "Maturity Date"). Subject to Section 2 below, interest shall accrue on this Convertible Note and accrued interest shall be due and payable with the payment of principal. Notwithstanding the foregoing, the entire unpaid principal sum of this Convertible Note, together with accrued and unpaid interest thereon, shall become immediately due and payable **(a)** upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company; and **(b)** at the Holder's option, upon a default under this Convertible Note.

2. Conversion.

(a) Investment by the Holder. At the Company's option at any time on or before the Maturity Date, all or a portion of the principal amount of this Convertible Note, after payment of all accrued unpaid interest under this Convertible Note, shall be converted into membership interests of the Company (the "Membership Interests" or "Units"). The percentage ownership in the Company represented by the Membership Interests to be issued upon such conversion shall be determined by an independent business

valuation expert selected by the Company. On the Maturity Date, any outstanding principal of, together with accrued unpaid interest on, this Convertible Note shall, at Company's option, be repaid to Holder in immediately available funds or converted into Membership Interests using the formula set forth above in this paragraph.

(b) **Mechanics and Effect of Conversion.** Upon payment of all accrued principal and interest hereunder, or upon conversion of all principal under this Convertible Note pursuant to this Section 2, as applicable the Holder shall surrender this Convertible Note, duly endorsed, at the principal offices of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates (or if Membership Interests are not certificated, then reflect on the Company's official records) showing the Holder's percentage ownership in the Company evidenced by the Membership Interests to which Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Convertible Note, including a check payable to the Holder for any cash amounts payable as described herein. Upon payment of all accrued unpaid interest hereunder, and conversion of this Convertible Note, the Company will be forever released from all of its obligations and liabilities under this Convertible Note with regard to that portion of the principal amount being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

3. **Payment.** Prepayment this Convertible Note may be made at any time without penalty. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

4. **Transfer; Successors and Assigns.** The terms and conditions of this Convertible Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Convertible Note without the prior written consent of the Company, except for transfers to affiliates. Subject to the preceding sentence, this Convertible Note may be transferred only upon surrender of the original Convertible Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder. Thereupon, a new note for the outstanding principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Convertible Note.

5. **Governing Law.** This Convertible Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Minnesota, without giving effect to principles of conflicts of law.

6. **Notices.** Any notice required or permitted by this Convertible Note shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), or by confirmed facsimile or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at **such party's address as set forth below or as subsequently modified by written notice.**

7.   **Amendments and Waivers.** Any term of this Convertible Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Convertible Note.

8.   **Action to Collect on Convertible Note.** If action is instituted to collect on this Convertible Note, the Company promises to pay all costs and expenses, including **reasonable attorney's fees, incurred in connection with any collection action.**

COMPANY:

RUSTECH BREWING COMPANY, LLC

By:_____

Name:_____
                         (print)
Title:_____

Address:_____

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://rustechbrewing.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.